Application to Update Terms of Credit Facility Drawn Up on 30.12.2025
1.General
1.1We, the undersigned, hereby apply to the Bank to update the Credit Facility allocated to us by the Bank in the accounts that are specified at the top of this Application in accordance with Letter of Approval of Credit Facility that was drawn up on 24/1/2024, as amended from time to time (hereinafter: the “Credit Facility Allocation Document”), all in accordance with the terms specified in this Application below and in the other Credit Documents.
1.2The delivery of this Application to the Bank does not obligate the Bank to update the terms of the above-referenced Credit Facility, and the Bank will have discretion whether to grant our application to update the terms of the Credit Facility or to reject it. If the Bank grants our application to update the terms of the Credit Facility as set forth in this Application, this Application will constitute an integral part of the Credit Documents, and all of the terms and provisions included in this Application and the other Credit Documents will apply to the Credit Facility from the date on which the Bank actually updates the terms of the Credit Facility, as stated (hereinafter: the “Update Date”). Only the actual updating of the Credit Facility by the Bank will constitute the agreement of the Bank to grant this Application.
1.3If the Bank does not update the terms of the Credit Facility in accordance with the provisions of this Application by 31/12/25, this Application will be null and void, and if we wish to update the terms of the Credit Facility, we will be required to submit a new application to the Bank for that purpose.
2.Update to terms of the Credit Facility:
2.1Change of Facility End Date
On the Update Date, the Facility Termination Date will be changed to 31/1/28 (inclusive), so that from the Update Date, wherever “the Credit Facility Termination Date” is written in the Credit Facility Allocation Document, the updated Facility Termination Date, as specified above, will be meant.
2.2Increase or decrease in the annual rate of the fee paid to the Bank in respect of the non-utilization of the Credit Facility
As from the Update Date until the Facility End Date, the rate of the fee that we will pay the Bank in respect of the non-utilization of the Credit Facility, will be updated and will be 0.35% per year (hereinafter: the “Updated Annual Fee Rate”), so that wherever “Fee” is written in the Credit Facility Allocation Document, the Fee at the Updated Annual Fee Rate will be meant, and the amount of the Fee that we will pay to the Bank in respect of the non-utilization of the Credit Facility will be as specified below.
2.3 Rate of the Fee in respect of the non-utilization of the Credit Facility :
The maximum annual amount of the Fee that we will pay the Bank in respect of the non-utilization of the Credit Facility will be calculated, inter alia, taking into account the update in the Facility Amount and/or the update in the Annual Fee Rate, stated above. Accordingly, the maximum annual amount of the Fee in respect of the non-utilization of the Credit Facility in respect of the period from the Update Date until the Facility End Date (on the assumption that the Credit Facility will be valid for a year from the Update Date and on the assumption that the Credit Facility will not be utilized at all for the whole of that year) is 105,000US Dollars. The annual amount of the Fee presented above is correct as of the date of the drawing up of this Application and may change in the cases specified in the Credit Facility Allocation Document.
3.Interpretation and definitions
3.1If there is a conflict between that stated in this Application and that stated in the Credit Facility Allocation Document, that stated in this Application will control.
3.2Unless expressly stated otherwise in this Application, all the terms in this Application will have the meaning given to them in the Credit Facility Allocation Document.
3.3Except as stated in this Application, all of the other details and terms of the Credit Facility Allocation Document remain in full force and effect and will also apply to that stated in this Application, mutatis mutandis.

Signatures
We, the undersigned, confirm that the Bank provided us with a copy of this Application and gave us a reasonable opportunity to review it before we signed it.

Name of Customer 1	This Application is signed on behalf of Customer 1 through the authorized signatories and on the dates specified below:
Cognyte Software Ltd.	Name of Authorized Signatory	Identification No.	Date	Signature(s) of Authorized Signatory/Signatories + Stamp of Corporation
	David Abadi		30.12.2025	/s/David Abadi /s/ Ilan Rotem
	Ilan Rotem		30.12.2025

Name of Customer 2	This Application is signed on behalf of Customer 2 through the authorized signatories and on the dates specified below:
Cognyte Technologies Israel Ltd	Name of Authorized Signatory	Identification No.	Date	Signature(s) of Authorized Signatory/Signatories + Stamp of Corporation
	David Abadi		30.12.2025	/s/David Abadi /s/ Ilan Rotem
	Ilan Rotem		30.12.2025

Lawyer’s confirmation
I, the undersigned, Liam Eckstein Adv., as legal counsel to Cognyte Technologies Israel Ltd. (the “Company”), hereby confirm that the Company signed upon the above document through its authorized signatory David Abadi and  Ilan Rotem, according to a resolution duly adopted by the Board of Directors of the Company on 28.12.2025 and to its current constituting documents and I further confirm that the above signature is binding upon the Company for every intent and purpose.

Date 30.12.2025	Stamp and Signature of legal counsel /s/ Liam Eckstein

I, the undersigned, Liam Eckstein Adv., as legal counsel to Cognyte Software Ltd. (the “Company”), hereby confirm that the Company signed upon the above document through its authorized signatory David Abadi and  Ilan Rotem, according to a resolution duly adopted by the Board of Directors of the Company on 28.12.2025 and to its current constituting documents and I further confirm that the above signature is binding upon the Company for every intent and purpose.

Date 30.12.2025	Stamp and Signature of legal counsel /s/ Liam Eckstein